Via Facsimile and U.S. Mail
Mail Stop 6010

November 28, 2006

Rory Nealon
Director/Chief Financial Officer
Trinity Biotech plc
IDA Business Park
Bray, CO. Wicklow, Ireland

Re: Trinity Biotech plc
Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 000-22320

Dear Mr. Nealon:

We have reviewed your October 6, 2006 response to our September 21, 2006 letter and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating And Financial Review And Prospects, page 18
Liquidity And Capital Resources, page 27
Working Capital, page 28

1. Your response to our comment two merely states that accounts receivable at December 31, 2005 increased because sales increased. However, it appears that accounts receivable increased at a rate greater than the increase in sales. Using fourth quarter sales we computed days' sales in trade receivables as 44 days at December 31, 2004 and 57 days at December 31, 2005. Please explain this increase.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant